Purden Lake Resource Corp.
                               23 Mechanic Street
                               Red Bank, NJ 07701
                          Telephone/Fax: (732) 358-0299
                           email: purdenlake@gmail.com

November 15, 2007


U.S. Securities and Exchange Commission
Ms. Donna Levy, Esq.
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re: Purden Lake Resource Corp.
    Amendment No. 3 to Registration Statement on Form SB-2
    Filed November 15, 2007
    File Number:  333-145620

Dear Ms. Levy:

This letter shall serve as the request of Purden Lake Resource Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Monday, November 19, 2007, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely yours,


/s/ Lisa Lopomo
--------------------------
Lisa Lopomo
President & CEO